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                          Commission File No.: 0-24242
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
| | Form 10-K   |_| Form 11-K |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR



 For Period Ended: September 30, 1996
 [ ] Transition Report on Form 10-K
 [ ] Transition  Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
 For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION

PRODUCTIVITY TECHNOLOGIES CORP.
Full Name of Registrant

PRODUCTION SYSTEMS ACQUISITION CORPORATION
Former Name if Applicable

520 Madison Avenue
Address of Principal Executive Office (Street and Number)

New York, New York  10022
City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)  The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F,  11-K,  Form N-SAR,  or portion  thereof, will be filed on or before the  fifteenth  calendar day  following the  prescribed  due  date;  or the  subject  quarterly  report or transition  report on Form 10-Q, or portion  thereof will be filed on or before the fifth  calendar day following the  prescribed due date; and
 _
|_|      (c) The  accountant's  statement  or  other  exhibit  required  by Rule
             12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Adjustments must be made to 1995 accounts of acquired company so that they are in proper form to provide comparisons to 1996 quarter.

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

         Noah Scooler             212          818-8880
         (Name)                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify
         report(s)                                          |X|  Yes    |_| No

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         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              |X| Yes | | No




         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A significant change in financial results between the first quarters ended September 30, 1995 and September 30, 1996 is expected, due primarily to large development expenses associated with the launch of a new product (destacker) application. First shipments of the new application occurred in the quarter ended September 30,1996, and major development costs for the application were allocated to the first shipment, which substantially reduced gross margins. Remaining shipments of the application are expected to contribute normal margins. In addition, the Company absorbed higher than usual general and administrative costs during the quarter associated with its acquisition of Atlas Technologies.
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                         PRODUCTIVITY TECHNOLOGIES CORP.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  November 14, 1996           By   /s/ Samuel N. Seidman
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                                   Samuel N. Seidman, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.